Exhibit 99.1

Stantec reports second quarter 2015 results and dividend

EDMONTON, AB; NEW YORK, NY (August 6, 2015) TSX, NYSE:STN

Today, Stantec announced that it continued to perform well in the second quarter of 2015, with several key items to highlight:

•	Gross revenue increased 12.1% to C$710.3 million in Q2 15 from C$633.8 million in Q2 14
•	Both Stantec’s Buildings and Infrastructure business operating units had strong organic revenue growth in Q2 15, partly offsetting a retraction in its Energy & Resources business operating unit
•	EBITDA increased 5.1% to C$82.2 million in Q2 15 from C$78.2 million in Q2 14
•	Net income decreased 2.7% to C$43.1 million in Q2 15 from C$44.3 million in Q2 14
•	Diluted earnings per share decreased 2.1% to C$0.46 in Q2 15 from C$0.47 in Q2 14
•	Stantec declared a cash dividend of C$0.105 per share to shareholders of record on September 30, 2015
•	Subsequent to the quarter, Stantec acquired 30-person VI Engineering, LLC, based in Houston, Texas

Stantec demonstrated strength in key areas in the second quarter of 2015, despite the challenging economic conditions in the oil and gas industry. The Company experienced strong revenue growth in its Buildings and Infrastructure business operating units, which partly offset the retraction in its Energy & Resources business operating unit.

“With both our Buildings and Infrastructure businesses demonstrating strong performance, our diverse business model is providing a solid foundation for managing our Company through the economic factors impacting the oil and gas industry,” says Bob Gomes, Stantec president and chief executive officer. “We thank our talented staff for once again demonstrating their resourcefulness and their commitment to working with our clients to design with community in mind.”

Designing with Community in Mind

Stantec’s Buildings business operating unit achieved strong revenue growth in Q2 15. In the United States, gross revenue significantly increased due to acquisitions completed in 2014 and 2015. In Canada, Stantec benefited from strong activity in the healthcare market, continuing strength in its Education sector, and steady activity in its Commercial sector. For example, due to Dessau’s well-recognized position in the Quebec market, during the quarter, Stantec secured work to provide the mechanical and electrical engineering services for building a mental health pavilion at Saint-Jérôme Regional Hospital and to expand the Montreal Sacré-Cœur Hospital to include an integrated tertiary trauma center.

The revenue retraction in Stantec’s Oil & Gas sector results from the sharp decline in oil prices and corresponding market conditions year to date compared to the first two quarters of 2014. Environmental Services organic revenue in sectors that are non-resource related remained stable in Canada and achieved overall strong growth in the United States year to date in 2015, in contrast to the slow start in 2014 caused by harsh winter conditions.

Stantec’s Infrastructure business operating unit achieved strong revenue growth in Q2 15. Its Community Development, Transportation, and Water sectors all experienced strong organic gross revenue growth year to date compared to 2014.

In Transportation, a rebounding US economy and Stantec’s North American strategic market position led to increased organic growth opportunities. To illustrate, during the quarter, Stantec was selected as the independent engineer for the New Champlain Bridge Corridor design-build project in Montreal, Quebec.

Community Development achieved strong organic revenue growth in Q2 15 compared to Q2 14 in the United States and stable growth in Canada. In the United States, Stantec continued to secure major non-residential projects such as the design of streets, sidewalks, sewers, water mains, and streetscape and plaza areas to support the Coney Island redevelopment in Brooklyn, New York, in the area affected by Hurricane Sandy.

Strategic Growth

In July 2015, Stantec acquired certain assets and liabilities, and the business of VI Engineering, LLC, based in Houston, Texas. This 30-person firm’s strong background in the design of high-voltage electrical substations, transmission and distribution lines, and electric power systems adds to Stantec’s platform to better serve its clients across all of its regions.

Additional Company Activity

On August 5, 2015, the Company declared a cash dividend of C$0.105 per share, payable on October 15, 2015, to shareholders of record on September 30, 2015.

Conference Call and Company Information

Stantec’s second quarter conference call, to be held Thursday, August 6, 2015, at 2:00 PM MDT (4:00 PM EDT), will be broadcast live and archived in the Investors section of www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-800-524-8950 and provide confirmation code 2173217 to the operator.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 15,000 employees working in over 250 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements

Stantec’s EBITDA is a non-IFRS measure and gross revenue is an additional IFRS measure. For a definition and explanation of non-IFRS measures and additional IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2014 Annual Report. Diluted earnings per share for 2014 was adjusted from amounts previously reported for the two-for-one share split that occurred on November 14, 2014.

Certain statements contained in this news release constitute forward-looking statements. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in client funding, the risk that Stantec will not meet its growth or revenue targets, and the risk that the projects contemplated in this news release will not be completed when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information on how other material risk factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2014 Annual Report. You may obtain our 2014 Annual Report by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com, or at www.stantec.com. Alternatively, you may obtain a hard copy of the 2014 Annual Report free of charge from our Investor Contact noted below.

Media Contact	Investor Contact
Sherry Brownlee	Sonia Kirby
Stantec Media Relations	Stantec Investor Relations
Ph: (780) 917-7264	Ph: (780) 616-2785
sherry.brownlee@stantec.com	sonia.kirby@stantec.com

Design with community in mind

- Continued, Consolidated Statements of Financial Position and Consolidated Statements of Income attached –

Consolidated Statements of Financial Position

(Unaudited)

	June 30 2015	December 31 2014
(In thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and deposits	20,973	153,704
Cash in escrow	6,000	-
Trade and other receivables	553,069	431,751
Unbilled revenue	234,156	192,310
Income taxes recoverable	23,228	11,171
Prepaid expenses	25,983	23,425
Other financial assets	30,316	31,526
Other assets	545	530

Total current assets	894,270	844,417
Non-current
Property and equipment	157,028	152,707
Goodwill	856,066	760,631
Intangible assets	122,429	97,243
Investments in joint ventures and associates	5,141	4,975
Deferred tax assets	74,063	58,801
Other financial assets	108,241	90,667
Other assets	836	1,029

Total assets	2,218,074	2,010,470

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	3,677	-
Trade and other payables	289,493	300,293
Billings in excess of costs	84,854	96,082
Current portion of long-term debt	133,967	53,172
Provisions	14,501	10,796
Other financial liabilities	2,031	2,773
Other liabilities	11,953	11,953

Total current liabilities	540,476	475,069
Non-current
Long-term debt	259,266	256,093
Provisions	59,415	51,596
Deferred tax liabilities	92,610	74,602
Other financial liabilities	2,293	2,547
Other liabilities	66,543	64,318

Total liabilities	1,020,603	924,225

Shareholders’ equity
Share capital	284,086	276,698
Contributed surplus	14,364	13,490
Retained earnings	797,294	735,917
Accumulated other comprehensive income	101,727	60,140

Total shareholders’ equity	1,197,471	1,086,245

Total liabilities and shareholders’ equity	2,218,074	2,010,470

Consolidated Statements of Income

(Unaudited)

	For the quarter ended June 30		For the two quarters ended June 30

	2015	2014	2015	2014
(In thousands of Canadian dollars, except per share amounts)	$	$	$	$

Gross revenue	710,254	633,819	1,415,977	1,207,712
Less subconsultant and other direct expenses	116,336	103,568	229,775	196,206

Net revenue	593,918	530,251	1,186,202	1,011,506
Direct payroll costs	273,138	240,229	538,271	459,851

Gross margin	320,780	290,022	647,931	551,655
Administrative and marketing expenses	244,968	211,803	496,426	411,715
Depreciation of property and equipment	11,162	9,175	22,004	17,999
Amortization of intangible assets	8,679	5,788	18,906	11,152
Net interest expense	2,863	2,172	5,529	3,697
Other net finance expense	739	758	1,577	1,416
Share of income from joint ventures and associates	(516)	(581)	(1,155)	(1,386)
Foreign exchange loss (gain)	94	(179)	(34)	89
Other income	(6,749)	(24)	(7,217)	(390)

Income before income taxes	59,540	61,110	111,895	107,363

Income taxes
Current	17,103	17,495	31,204	27,821
Deferred	(730)	(690)	(433)	1,704

Total income taxes	16,373	16,805	30,771	29,525

Net income for the period	43,167	44,305	81,124	77,838

Weighted average number of shares outstanding – basic	94,037,462	93,409,806	93,950,055	93,328,828

Weighted average number of shares outstanding – diluted	94,645,377	94,303,814	94,495,416	94,272,502

Shares outstanding, end of the period	94,186,720	93,504,332	94,186,720	93,504,332

Earnings per share
Basic	0.46	0.47	0.86	0.83

Diluted	0.46	0.47	0.86	0.83

Shares outstanding and earnings per share for 2014 have been adjusted for the November 14, 2014, two-for-one share split.